Ongoing Customs Adjustment Procedure Initiated by the Colombian Tax and Customs Authority

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company” or “Ecopetrol”) reports that, on June 3, 2025, the Colombian Tax and Customs Authority (“DIAN”) notified Ecopetrol of Special Customs Requirement No. 525, in accordance with its interpretation of the law and pursuant to the applicable customs procedures. In this notice, DIAN announced its intention to issue an official adjustment assessment related to the Value Added Tax (VAT) on the import of diesel fuel (ACPM), and a penalty. The total amount of the proposed adjustment and penalty is COP 1.2 trillion, plus estimated interest of COP 0.5 trillion as of the date of the notice. This adjustment and penalty cover imports from 2022 to 2024.

Ecopetrol submitted its response to the notice on July 1, 2025, formally opposing the proposed tax adjustment and the penalty. DIAN’s notice and Ecopetrol’s response showed the difference in legal interpretations between DIAN and the Company.

Considering that DIAN has decided to apply its regulatory interpretation, Ecopetrol has been making VAT payments on the import of diesel and gasoline at the 19% rate since January 2025. It is important to note that these payments do not affect Ecopetrol’s right to challenge DIAN’s interpretation at the appropriate time and before the relevant authorities.

Ecopetrol reiterates its commitment to fully comply with its tax and customs obligations and will respect the decisions issued by the competent authorities when resolving this matter.

Bogota D.C., July 2, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Daniel Alexander Hurtado

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co